Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280368

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 3 DATED JUNE 15, 2026

TO THE PROSPECTUS DATED APRIL 10, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 10, 2026 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2026;

•	to disclose the calculation of our May 31, 2026 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to update the “Experts” section of the Prospectus.

July 1, 2026 Transaction Price

The transaction price for each class of our common stock for subscriptions accepted as of July 1, 2026 (and repurchases as of June 30, 2026) is as follows:

Transaction Price (per share)
Class T	$11.29
Class S	$11.15
Class D	$11.32
Class I	$11.28

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of May 31, 2026. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2026 NAV Per Share

We calculate our NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared by our independent valuation advisor.

VGN-NREIT-0626P

The following table provides a breakdown of the major components of our NAV as of May 31, 2026 ($ and shares in thousands):

Components of NAV	May 31, 2026
Investments in real property	$2,491,135
Investments in commercial mortgage loans	265,839
Investments in real estate debt	159,187
Investments in international affiliated funds	116,815
Investments in real estate-related securities	88,571
Cash and cash equivalents	57,974
Restricted cash	20,731
Other assets	20,590
Debt obligations	(766,286)
Other liabilities	(84,289)
Subscriptions received in advance	(19,830)
Stockholder servicing fees payable the following month(1)	(496)
Non-controlling interests in joint ventures	(54,436)

Net Asset Value	$2,295,505
Net asset value attributable to preferred stock	124

NAV attributable to common stockholders	$2,295,381

Number of outstanding shares of common stock	203,066

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of our NAV, we recognize the stockholder servicing fee as a reduction of our NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of May 31, 2026, we have accrued under GAAP approximately $33.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of May 31, 2026 ($ and shares in thousands, except per-share data):

	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$119,062	$527,266	$80,328	$1,298,297	$270,428	$2,295,381
Number of outstanding shares	10,543	47,272	7,098	115,127	23,026	203,066

NAV per share	$11.29	$11.15	$11.32	$11.28	$11.74

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2026 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.04%	5.91%
Healthcare	7.32	6.46
Multifamily	6.82	5.54
Multifamily-International	4.25	3.69
Grocery Anchored Retail	6.95	5.92
Single Family Housing	7.25	5.50
Office	8.06	7.28
Self-Storage	7.27	5.60

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Healthcare Investment Values	Multifamily Investment Values	Multifamily - International Investment Values	Grocery Anchored Retail Investment Values	Single Family Housing Investment Values	Office Investment Values	Self- Storage Investment Values
Discount Rate	0.25% decrease	1.98%	1.96%	1.90%	2.23%	1.81%	1.92%	1.94%	1.99%
(weighted average)	0.25% increase	(1.95)%	(1.94)%	(1.87)%	(1.82)%	(1.87)%	(1.84)%	(1.79)%	(1.62)%
Exit Capitalization Rate	0.25% decrease	2.90%	2.54%	2.88%	5.54%	2.65%	2.95%	2.15%	2.71%
(weighted average)	0.25% increase	(2.65)%	(2.28)%	(2.65)%	(4.17)%	(2.41)%	(2.73)%	(2.01)%	(2.53)%

Status of our Current Public Offering

In our prior public offerings we sold 214,628,246 shares of our common stock resulting in gross offering proceeds of $2,604,869,559. Our third public offering was declared effective by the SEC and commenced on November 6, 2024. In our third public offering, we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 58,143,150 shares of our common stock in this offering, resulting in gross offering proceeds of approximately $665,072,564. We intend to continue selling shares in this offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of the Prospectus.

The estimated market values of our investments in real property and investments in commercial mortgage loans as of May 31, 2026 presented on page 2 of this Supplement in the section entitled “May 31, 2026 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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